UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

	By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager

Date: April 26, 2019

April 26, 2019
Consolidated Financial Results for the Fiscal Year Ended March 31, 2019 [Under Japanese GAAP]

Company name:	ALPS ALPINE CO., LTD.
Listing:	First Section of the Tokyo Stock Exchange
Code number:	6770
URL:	https://www.alpsalpine.com/e/ir/index.html
Representative:	Toshihiro Kuriyama President & CEO
Inquiries to:	Toshinori Kobayashi Vice President Officer in charge of Corporate Planning, Accounting & Finance (TEL.:+81-3-5499-8026)
Scheduled date of ordinary general meeting of shareholders:	June 21, 2019
Scheduled date to commence dividend payments:	June 24, 2019
Scheduled date to file Annual Securities Report:	June 21, 2019
Preparation of supplementary materials on earnings:	Yes
Holding of earnings performance review:	Yes (for analysts)

(Amounts are rounded down to the nearest million yen, unless otherwise noted)
1.	Consolidated performance for the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
(1)	Consolidated operating results
(Percentages indicate year-on-year changes)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended
March 31, 2019	851,332	(0.8)	49,641	(31.0)	43,605	(34.6)	22,114	(53.3)
March 31, 2018	858,317	13.9	71,907	62.0	66,717	56.2	47,390	35.7
(Note) Comprehensive income
For the Fiscal year ended March 31, 2019:	¥21,465 million	(65.8)%
For the Fiscal year ended March 31, 2018:	¥62,776 million	67.7%

	Basic earnings per share	Diluted earnings per share	Return on equity	Ordinary income to Total Assets	Operating income margin
	Yen	Yen	%	%	%
Fiscal year ended
March 31, 2019	110.19	110.14	6.6	6.5	5.8
March 31, 2018	241.91	241.82	17.1	10.5	8.4
(Reference) Share of loss of entities accounted for using equity method
For the Fiscal year ended March 31, 2019:	¥(1,584) million
For the Fiscal year ended March 31, 2018:	¥ (25) million

(2)	Consolidated financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2019	675,717	395,360	54.1	1,731.36
March 31, 2018	669,874	415,872	45.0	1,537.37
(Reference) Equity
As of March 31, 2019:	¥365,346 million
As of March 31, 2018:	¥301,176 million

(Note) “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the fiscal year ended March 31, 2019. Figures as of March 31, 2018 above are those after applicable retrospective adjustments.

(3)	Consolidated cash flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal year ended
March 31, 2019	72,671	(67,405)	(6,910)	118,318
March 31, 2018	70,387	(66,722)	(2,957)	120,778

2.	Cash dividends
	Annual dividends					Total amount of dividend	Dividend payout ratio (Consolidated)	Ratio of dividends to net assets (Consolidated)
	June 30	September 30	December 31	March 31	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
Fiscal year ended March 31, 2018	―	17.00	―	20.00	37.00	7,248	15.3	2.6
Fiscal year ended March 31, 2019	―	25.00	―	25.00	50.00	10,173	45.4	3.1
Fiscal year ending March 31, 2020 (Forecast)	―	20.00	―	20.00	40.00		25.9

3.	Consolidated earnings forecasts for the fiscal year ending March 31, 2020 (from April 1, 2019 to March 31, 2020)
(Percentages indicate year-on-year changes or changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
First six months ending September 30, 2019	438,000	3.5	23,500	(22.1)	22,000	(24.1)	15,000	(13.9)	73.36
Fiscal year ending March 31, 2020	868,500	2.0	50,000	0.7	47,000	7.8	31,500	42.4	154.63

* Notes
(1)	Changes in significant subsidiaries during the year (changes in specific subsidiaries resulting in the change in scope of consolidation): None
(2)	Changes in accounting policies, changes in accounting estimates and restatement:
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatements: None

(3)	Number of issued shares (common stock)

a.	Total number of issued shares at the end of the year (including treasury stock)
	Fiscal year ended March 31, 2019	219,281,450 shares
	Fiscal year ended March 31, 2018	198,208,086 shares

b.	Number of shares of treasury stock at the end of the year
	Fiscal year ended March 31, 2019	8,264,481 shares
	Fiscal year ended March 31, 2018	2,304,021 shares

c.	Average number of shares during the year
	Fiscal year ended March 31, 2019	200,694,007 shares
	Fiscal year ended March 31, 2018	195,904,671 shares

(Note)
Due to business integration with Alpine Electronics, Inc. on January 1, 2019, the number of issued shares increased by 21,073,364 shares to 219,281,450 shares.

(Reference) Standalone performance

Standalone performance for the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)

(1) Standalone operating results
(Percentages indicate year-on-year changes)
	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended March 31, 2019	394,661	(14.6)	6,602	(77.8)	17,726	(46.3)	15,974	(51.7)
Fiscal year ended March 31, 2018	462,158	23.4	29,680	126.3	33,013	58.6	33,084	65.3

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year ended March 31, 2019	79.60	79.56
Fiscal year ended March 31, 2018	168.88	168.82

(2) Standalone financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
March 31, 2019	373,633	211,438	56.5	1,000.60
March 31, 2018	320,362	173,315	54.0	883.77
(Reference) Equity
As of March 31, 2019:	¥211,142 million
As of March 31, 2018:	¥173,134 million

* Earnings reports are not subject to audit by external auditors.

* Explanation and other special notes concerning the appropriate use of earnings forecast
(Notes on forward-looking statements)
The forward-looking statements, including earnings forecasts, contained in these materials are based on information currently available to ALPS ALPINE CO., LTD. (the “Company”) and certain assumptions deemed to be reasonable, and are not intended to guarantee the achievement of these forecasts. Actual results may differ materially from the forecasts due to various factors. Please refer to “(4) Forecast” under “1. Overview of Financial Results for the Fiscal Year Ended March 31, 2019” on page 5 of the attached materials for the assumptions used in the forecasts and notes regarding the use of the forecasts.

(Access to supplementary material on earnings)
Supplementary material on earnings is available on the Company’s website on Friday, April 26, 2019.

○	Supplementary Materials – Contents

1.	Overview of Financial Results	2
	(1) Overview of financial results	2
	(2) Overview of financial position	4
	(3) Overview of cash flows	4
	(4) Forecast	5
	(5) Basic policy for distribution of earnings and dividends for the fiscal year ended March 31, 2019 and for the fiscal year ending March 31, 2020	6
	(6) Business risk	6

2.	Information Regarding the Company	7

3.	Management Policy, Business Environment and Challenges Facing	7
	(1) The Company’s basic management policy	7
	(2) The Company’s mid- and long-term business strategy and target management indicators	7
	(3) The Company’s business environment and challenges facing	8

4.	Basic Policy for Accounting Policy Selection	8

5.	Consolidated Financial Statements and Significant Notes Thereto	9
	(1) Consolidated balance sheet	9
	(2) Consolidated statement of income and comprehensive income	11
	(3) Consolidated statement of changes in net assets	12
	(4) Consolidated statement of cash flows	14
	(5) Notes to consolidated financial statements	15
	(Notes on going concern assumptions)	15
	(Important matters underlying the preparation of consolidated financial statements)	15
	(Additional information)	15
	(Omission of disclosures)	15
	(Segment information)	16
	(Per share information)	19
	(Subsequent events)	19

6.	Separate Financial Statements	20
	(1) Balance sheet	20
	(2) Statement of income	22
	(3) Statement of changes in net assets	23

7.	Other	25
	(1) Sales results of the Electronic Components Segment	25
	(2) Change of Directors and Officers	25

1．Overview of Financial Results for the Fiscal Year Ended March 31, 2019
(1) Overview of financial results for the fiscal year ended March 31, 2019
Regarding the global economy during the fiscal year ended March 31, 2019, consumer spending improved in the U.S. on the back of improving labor market and increasing consumer income and corporate performance also remained strong. On the other hand, in Europe, although domestic demand was firm, exports remained sluggish, leading to a downward economy. In China, trade frictions had a huge impact and the economy has been stagnant. In Japan, although consumer spending and public investment were slightly weak in the second half of the current fiscal year, exports and capital investment remained firm and the economy remained solid.
Operating results for the fiscal year ended March 31, 2019 are summarized below. Net sales shown below represent net sales to external parties, after elimination of inter-segment sales (e.g., sales made by the Electronic Components Segment to the Automotive Infotainment Segment (supply of products) or sales made by the Logistics Segment to the Electronic Components Segment and the Automotive Infotainment Segment (provision of logistics services)).

(Results of each operating segment)
(i)	Electronic Components Segment
In the electronics industry, although an economic slowdown had certain impact on the automotive market, an increasing number of automakers as well as electronics industry are actively moving forward with next generation CASE (Connected, Autonomous, Shared & Services, Electric) and those companies were spurred to invest in CASE development activities. On the other hand, negative growth has had repercussions for the smartphone market. Each market of EHII (Energy, Healthcare, Industry, IoT) has made progress in IoT (Internet of Things) development and the application of AI (Artificial Intelligence) and robotics has also been expanding.
Under these circumstances surrounding the Electronic Components Segment, in the automotive market, we recorded steady sales for modules and radio frequency communication products. However, in the consumer market, the sales for various smartphone related products for the fiscal year ended March 31, 2019 decreased compared to the previous fiscal year. The Japanese yen depreciated more than we had expected. However, the reduced demand for smartphone related products was not fully offset by the depreciation in the Japanese yen, and overall, net sales and operating income for the fiscal year ended March 31, 2019 both decreased compared to the previous fiscal year.

[Automotive market]
In the automotive market within the Electronic Components Segment, we recorded steady sales for module products such as electric shifters and door modules, as well as radio frequency communication products such as Bluetooth®, W-LAN and LTE. The Company formed a strategic partnership with a Chinese state enterprise to accelerate C-V2X (Cellular Vehicle to Everything), automotive communication technology, in China. Also, all of the Company’s overseas manufacturing companies have transitioned to “IATF16949”, the international standard for quality management system. Moreover, the Company has received various awards from Japanese and foreign automakers.
Net sales in this market for the fiscal year ended March 31, 2019 amounted to ¥277.8 billion, a decrease of 1.9% compared to the previous fiscal year.

[Consumer market]
In the consumer market within the Electronic Components Segment, the sales of certain component products including switches and camera actuators were weak due to reduced demand in the smartphone market. In EHII, we actively promoted proposal activities such as displaying our products at exhibitions held in countries such as China, India, Malaysia, in order to introduce our products into emerging markets for optical communication and IoT.
Net sales in this market for the fiscal year ended March 31, 2019 amounted to ¥190.7 billion, a decrease of 17.4% compared to the previous fiscal year.

As a result, net sales in the Electronic Components Segment for the fiscal year ended March 31, 2019 amounted to ¥468.6 billion, a decrease of 8.8%, and operating income amounted to ¥29.6 billion, a decrease of 44.1% compared to the previous fiscal year.

(ii)	Automotive Infotainment Segment
In the automotive industry, the CASE domains are seeing major changes that are unparalleled in other industries, such as the constant connection to the internet, autonomous driving, automobile sharing services, and a shift toward vehicle electrification such as with hybrid cars and electric vehicles. As represented by the entry of electronics companies into the automobile industry, collaboration between the in-car IT field which centers on infotainment systems, and new fields such as autonomous driving and AI is expanding, leading to intensified competition among companies beyond the frameworks of the business area or industry.
Under these circumstances, in the Automotive Infotainment Segment, we exhibited demo cars equipped with our high-quality premium sound system at a motor show in China, which has become the world's largest automotive market, in an effort to appeal the Alpine brand. In the domestic market, a new float-type navigation system, which was developed for vehicles that cannot have a large screen monitor installed, was introduced. We also focused on expanding sales for “Alpine Style Customized Cars,” which are equipped with system products built around navigation systems, as well as high-quality vehicle interiors. In the North American aftermarket, we launched new products of the same type that are compatible with Apple CarPlay and Android Auto in an effort to gain new customers. In the OEM market for automakers, while sales of navigation systems and displays for high-end European car manufacturers were strong, we made further effort to increase sales for speakers and audio amplifiers that pursue realistic sound quality, as well as thin and light speakers that are fuel efficient and environment-friendly, to further expand business.
As one of the initiatives to establish more solid foundation for future growth, we have increased investment in capital in Neusoft Reach Automotive Technology (Shanghai) Co., Ltd., which is an affiliated company accounted for using the equity method, in order to strengthen our commitment to the Chinese market in which the markets for electric vehicles and car sharing services are expected to expand. Furthermore, focusing on the sound quality in the vehicles, which has become increasingly important with the realization of autonomous driving, we formed a capital and business alliance with Faital S.p.A., Italian manufacturer of high-class speakers.
As a result, net sales in the Automotive Infotainment Segment for the fiscal year ended March 31, 2019 amounted to ¥303.5 billion, an increase of 13.4%, and operating income amounted to ¥13.9 billion, an increase of 1.4% compared to the previous fiscal year.
* Apple CarPlay is a trademark of Apple Inc., registered in the U.S. and other countries. Android Auto is a trademark of Google Inc., registered in the U.S. and other countries.

(iii)	Logistics Segment
In the electronic component industry, which is a major source of customers of the Logistics Segment, the demand for electronic components related to automobiles has been solid but smartphones- and equipment-related shipments have been weak since the second half of the current fiscal year.
With such a demand trend, in this segment, we expanded our bases of operations, warehouses and network on a global basis, and promoted sales activities through proposals in collaboration between domestic and overseas bases. In Japan, the construction of a large warehouse in Kazo City, Saitama Prefecture was completed and started operation in May last year, whose high-quality storage condition and service has contributed to the expansion of the volume of cargo handled. Overseas, we have made our efforts to expand our bases of operations to build more solid business foundation. In China, the Jiangsu Taichung warehouse near Shanghai was expanded to accommodate an increased demand. In ASEAN and South Asia, the Singapore warehouse was relocated aiming to expand storage business, and we also launched export and storage businesses in India. In Thailand, where higher cargo volume for electronic components and auto parts is expected, construction of a new warehouse started, and we also prepared for launch of business in Vietnam. In North America, in addition to our existing customs bond business, we worked to expand our Mexico business, and in Europe, we are establishing a business location in Hungary to launch our business in Eastern Europe. Also, we signed an agreement with Logicom Co., Ltd. to establish a joint venture to build competitive high-value-added logistics services for automotive parts and to expand our business.
As a result, net sales in the Logistics Segment for the fiscal year ended March 31, 2019 amounted to ¥66.8 billion, an increase of 3.4%, and operating income amounted to ¥4.7 billion, a decrease of 4.3% compared to the previous fiscal year.

On the consolidated basis, the Alps Group, consisting of three operating segments noted above and other, recorded net sales of ¥851.3 billion, operating income of ¥49.6 billion, ordinary income of ¥43.6 billion, and net income attributable to owners of parent of ¥22.1 billion for the fiscal year ended March 31, 2019, which were decreases of 0.8%, 31.0%, 34.6% and 53.3%, respectively, compared to the previous fiscal year.

(2)	Overview of financial position for the fiscal year ended March 31, 2019
(Assets, Liabilities and Net Assets)
Total assets as of March 31, 2019 were ¥675.7 billion, an increase of ¥5.8 billion from the end of the previous fiscal year. Equity increased by ¥6.4 billion due to factors such as increase in capital surplus and retained earnings, to ¥365.3 billion, and equity ratio was 54.1%.
Current assets as of March 31, 2019 were ¥402.9 billion, an increase of ¥2.5 billion from the end of the previous fiscal year, due to factors such as increases in cash and deposits.
Non-current assets as of March 31, 2019 were ¥272.8 billion, an increase of ¥3.2 billion from the end of the previous fiscal year, due to factors such as increases in buildings and structures and intangible assets.
Current liabilities as of March 31, 2019 were ¥188.0 billion, a decrease of ¥9.6 billion from the end of the previous fiscal year, due to factors such as increases in provision for product warranties and short-term borrowings, and decreases in trade notes and accounts payable and accrued income taxes.
Non-current liabilities as of March 31, 2019 were ¥92.3 billion, an increase of ¥35.9 billion from the end of the previous fiscal year, due to factors such as an increase in long-term borrowings and a decrease in deferred tax liabilities.
“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the fiscal year ended March 31, 2019. Therefore, the balance sheet amounts as of the end of the previous fiscal year have been restated for comparative purposes.

(3)	Overview of cash flows for the fiscal year ended March 31, 2019
The balance of cash and cash equivalents (the “cash”) as of March 31, 2019 was ¥118.3 billion, a decrease of ¥2.4 billion from the end of the previous fiscal year.
(Cash flows from operating activities)
The increase in cash from operating activities for the fiscal year ended March 31, 2019 was ¥72.6 billion, compared to an increase of ¥70.3 billion for the previous fiscal year. The increase was mainly related to an increase in cash due to ¥44.1 billion of depreciation and amortization, ¥41.1 billion of income before income taxes, and ¥4.7 billion increase in trade and other payables, as well as a decrease in cash due to ¥15.8 billion of income taxes paid and ¥1.9 billion decrease in allowance for doubtful accounts.
(Cash flows from investing activities)
The decrease in cash from investing activities for the fiscal year ended March 31, 2019 was ¥67.4 billion, compared to a decrease of ¥66.7 billion for previous fiscal year. The decrease was mainly related to a decrease in cash due to ¥60.8 billion used for acquisition of property, plant and equipment and intangible assets and ¥4.7 billion increase in time deposits.
(Cash flows from financing activities)
The decrease in cash from financing activities for the fiscal year ended March 31, 2019 was ¥6.9 billion, compared to a decrease of ¥2.9 billion for the previous fiscal year. The decrease was mainly related to a decrease in cash due to ¥17.5 billion used for purchase of treasury stock, ¥11.5 billion used for purchase of treasury stock of subsidiaries, ¥8.8 billion of cash dividends paid, ¥6.0 billion of cash dividends paid to non-controlling interests, and ¥4.2 billion decrease in short-term loans payable, as well as an increase in cash due to ¥46.0 billion of proceeds from long-term loans payable.

Movement of the Company’s management indicators related to financial position are as follows:
	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2017	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019
Equity ratio (%)	31.5	40.6	42.2	45.0	54.1
Equity ratio based on market value (%)	91.2	68.3	102.5	76.3	72.1
Debt redemption period (years)	1.8	1.1	1.6	1.1	1.5
Interest coverage ratio	68.0	50.4	81.6	91.2	58.7

Equity ratio:	Equity / Total assets
Equity ratio based on market value:	Market capitalization / Total assets
Debt redemption period:	Interest-bearing liabilities / Operating cash flows
Interest coverage ratio:	Operating cash flows / Interest expenses paid
* Each indicator is calculated using financial figures on a consolidated basis.
* Market capitalization is calculated by multiplying closing price of the stock at the end of the year by number of shares issued and outstanding at the end of the year.
* Operating cash flows are derived from cash flows from operating activities on the consolidated statement of cash flows. Interest-bearing liabilities are aggregate of corporate bonds, convertible bonds, bonds with subscription rights to shares, and borrowings on the consolidated balance sheet. Interest expenses paid is derived from interest paid on the consolidated statement of cash flows.
* “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the fiscal year ended March 31, 2019. Indicators for the previous fiscal years have been recalculated to apply the standard retrospectively.

(4)	Forecast
The outlook for the global economy is becoming increasingly uncertain due to the rapidly changing international situation, including the United States' protectionist policies, the direction of BREXIT in the United Kingdom, and the slowdown in the Chinese economy. As a result, there are concerns about a slowdown in the Japanese economy.
In this economic environment, the Group launched its 1st Mid-Term Business Plan. In order to realize our vision of becoming an “Innovative T-Shaped Company (ITC101)” we will accelerate the integration synergies and develop new products for high value-added business in order to achieve greater results faster. Especially, we aim to expand our logistics business through expansion of global network and promote group-wide business operations to enhance our corporate value.

(i)	Electronic Components Segment
In the Electronic Components Segment, while we accelerate new proposals for CASE and development of new system and module for Premium HMI (Human Machine Interface) that realizes comfortable vehicle operation and interior space, we will focus on developing new device products for high-value-added domains that can be differentiated from other device products.
For the fiscal year ending March 31, 2020, net sales in the Electronic Components Segment is expected to be ¥458.0 billion, a decrease of 2.3% compared to the fiscal year ended March 31, 2019, and operating income is expected to be ¥30.0 billion, an increase of 1.3% compared to the fiscal year ended March 31, 2019.

(ii)	Automotive Infotainment Segment
In order to respond to CASE, a new trend within the automotive industry, the Automotive Infotainment Segment will strengthen development of Premium HMI that offers both driver and passenger a richer space and experience through the fusion of Electronic Components Segment’s sensing device and communication device technology and this segment’s software technology, aiming to create more appealing products.
For the fiscal year ending March 31, 2020, net sales in the Automotive Infotainment Segment is expected to be ¥322.5 billion, an increase of 6.2% compared to the fiscal year ended March 31, 2019, and operating income is expected to be ¥14.5 billion, an increase of 4.2% compared to the fiscal year ended March 31, 2019.

(iii)	Logistics Segment
The Logistics Segment will continue to expand its business bases and network to expand businesses globally by focusing on external sales around two axes: market and customers.
For the fiscal year ending March 31, 2020, net sales in the Logistics Segment is expected to be ¥73.2 billion, an increase of 9.4% compared to the fiscal year ended March 31, 2019, and operating income is expected to be ¥4.7 billion, a decrease of 0.5% compared to the fiscal year ended March 31, 2019.

<Consolidated earnings forecasts for the fiscal year ending March 31, 2020>
Net Sales: ¥868.5 billion (2.0% increase compared to the fiscal year ended March 31, 2019)
of which, ¥438.0 billion for the six months ending September 30, 2019
Operating income: ¥50.0 billion (0.7% increase compared to the fiscal year ended March 31, 2019)
of which, ¥23.5 billion for the six months ending September 30, 2019
Ordinary income: ¥47.0 billion (7.8% increase compared to the fiscal year ended March 31, 2019)
of which, ¥22.0 billion for the six months ending September 30, 2019
Net income attributable to owners of parent: ¥31.5 billion (42.4% increase compared to the fiscal year ended March 31, 2019)
of which, ¥15.0 billion for the six months ending September 30, 2019
Estimated exchange rates used in the earnings forecasts are as follows:
$US 1= ¥110.00 €1=¥125.00

(5)	Basic policy for distribution of earnings and dividends for the fiscal year ended March 31, 2019 and for the fiscal year ending March 31, 2020
Our basic policy is to actively adopt shareholder return measures such as share buybacks according to surplus capital and financial capacity, in addition to making profit distribution decision based on the consolidated profit of Electronic Components Segment and Automotive Infotainment Segment, considering the balance of (i) return profits to shareholders, (ii) allocate funds to R&D and capital investment for future business development and enhanced competitiveness, and (iii) retain profit internally.
We determine profit allocation in consideration of a balance of all three elements with respect to internal reserves as described above. In accordance with this policy, we will make a proposal at the 86th Ordinary General Meeting of Shareholders to pay a year-end dividend of ¥25 per share for the fiscal year ended March 31, 2019, taking into overall consideration of our financial performance, financial position, and shareholder expectations for dividends. Further, we plan the following dividend distributions in the fiscal year ending March 31, 2020:
Interim dividend ¥20, Year-end dividend ¥20, Total of ¥40 (per share)

(6)	Business risk
This information is omitted because there is no new risk to disclose other than those disclosed in the Annual Securities Report filed on June 22, 2018.

(Note)
Forward looking statements, forecasts, plans, policies, strategies in these material that are not finalized facts, are derived from the Company’s forecast based on the information that was available as of the report release date and certain assumptions deemed to be reasonable. Actual results may differ materially from the forecasts due to various risk factors and uncertainties.

2．Information Regarding the Company
This information is omitted because there is no material change from disclosures in “Overview of business” and “Affiliated companies” in the Annual Securities Report filed on June 22, 2018.

3．Management Policy, Business Environment and Challenges Facing
(1) The Company’s basic management policy
The Group has three pillars: Electronic Components Segment, Automotive Infotainment Segment and Logistics Segment, each of which develops synergy from close collaboration with each other and operates its business globally.
Our goal is to become an “Innovative T-shaped Company (ITC101)”. By integrating “vertical I-Shaped” strength being the developing of core devices to create competitive products and “horizontal I-Shaped” strength being the developing of systems utilizing a wide range of devices and technologies, and by providing new values, the Company is determined to become an “Innovative T-Shaped Company” with the aim of ¥1 trillion net sales and 10% operating income margin by 2024. To this end, the Alps Company will promote the “evolution from component supplier to functional device partner”, and the Alpine Company will “evolve into mobility life creator with in-house core devices”.
Guided by a philosophy of “creating new value that satisfies stakeholders and is friendly to the Earth”, the Electronic Components Segment aims to realize comfortable communication between people and media. The Company’s approach to “monozukuri” is summed up in the phrase, “perfecting the art of electronics,” meaning we create products that are “Right (optimal)”, “Unique (distinctive)”, and “Green (environment-friendly)”. In other words, it is a product that has not only sophisticated appearances but also high-quality functions with environmental considerations such as energy and resource savings. To realize this, we are constantly pursuing advanced monozukuri based on various unique technologies such as microfabrication, mold processing, software/IC design, and material processing. In addition to component products such as switches and sensors, and module products, we are also working on new product development and business domains such as green devices.
In the Automotive Infotainment Segment, by integrating the Electronic Components Segment’s in-car device/module products and the Automotive Infotainment Segment’s products for automakers, and with the synergy effect of the technologies cultivated by both segments and their respective fields of expertise, going forward, we will work on creative and innovative product development to provide services that offer safe, comfortable and impressive driver and passenger experiences and to realize high-quality transportation spaces.
In the Logistics Segment, Alps Logistics Co., Ltd. handles electronic components as its main cargo, under a corporate philosophy of “pursuing the best form of logistics that supports monozukuri and contributing to enriching the society”, and its business domain is defined as an “integrated logistics service specializing in electronic components”.
Each group company collaborates with each other under the corporate philosophy, promotes medium- and short-term management plans, and aims to expand business and maximize corporate value.

(2) The Company’s mid- and long-term business strategy and target management indicators
The 1st Mid-Term Business Plan for the three-year period from April 2019 to the end of March 2022 has started. Our goal is to become an “Innovative T-shaped Company (ITC101)”. We aim to achieve net sales of ¥1 trillion and operating income margin of 10% by 2024, by evolving from component supplier to functional device partner and by evolving into mobility life creator with in-house core devices.
In the Electronic Components Segment, we aim to integrate our three core technologies including HMI, sensors and connectivity, and evolve them into functional devices that incorporate software.
In the Automotive Infotainment Segment, amid changes in the usage style of automobiles, we aim to develop proposal-based system products that consider the entire car lifestyle, and expand further to develop high-value-added products that combine these products with core devices cultivated through the Electronic Components Segment.
In the Logistics Segment, the 4th Mid-Term Business Plan for the three-year period from the fiscal year ending March 31, 2020 has started. Our Mid-Term Business Plan is to “provide the best form of logistics that keeps evolving to more customers.” We will take initiatives to “achieve consolidated net sales of ¥120 billion” and to “improve corporate quality”.

(3) The Company’s business environment and challenges facing
While environment surrounding the Group is extremely difficult to forecast amid growing uncertainty, demand for electronics products and vehicles is expected to grow, driven by the increased demand for high-performance and multi-functional products in developed countries, and the increasing demand in emerging countries is expected to lead the growth in medium- and long-term.
In the Electronic Components Segment, the automotive market, in which electronics is becoming increasingly important, and the smartphone market, which is experiencing high demand for high-performance components despite slowing growth, and the VR market, which is emerging, are expected to continue to expand. We will continue to create highly competitive products from the three technological domains of HMI, Sensors and Connectivity to meet those needs. In order to accelerate development and improve productivity and quality, we will further strengthen our efforts of our technology, sales, and manufacturing divisions to create Number 1 products.
In addition, as our customers are expanding globally and demand for specific products fluctuates dramatically over a short period of time, we need to implement and establish a more robust and flexible production system. In addition to promoting the establishment of production bases in Japan and overseas, we will also increase profitability by improving productivity, including that of our back-office divisions. Furthermore, in EHII market which has a wide range of business models, we will work to establish a business foundation through the development of proprietary products and collaborations and alliances with other companies.
In the Automotive Infotainment Segment, today’s automotive industry has entered a phase of tremendous transformation that is said to occur only once every 100 years. In particular, the four domains which are referred to as CASE are seeing, major changes that are unparalleled by other industries, such as the constant connection to the internet, autonomous driving, automobile sharing services, and a shift toward vehicle electrification such as with hybrid cars and electric vehicles. In addition, the trend of mergers and acquisitions that transcend the framework of the automobile industry is accelerating even faster than in the past, as exemplified by the expansion of IT companies into the automotive industry. Focusing management resources on CASE domains will continue to be a trend in the automobile industry as a whole, and suppliers such as HMI are expected not only to develop module products, but also to propose total system solutions for the entire automotive industry.
In light of these rapidly changing market conditions for automotive infotainment equipment, to develop new products that combine the strengths of the Electronic Components Segment and the business, and to shorten the lead time for commercialization are urgent issues. By creating synergies through the business integration, we will respond swiftly to these issues and meet the expectations of customers.
In the Logistics Segment, the electronic components industry, which is our main customer, is expected to continue growing due to the advancement of computerization of various equipment and automobiles as well as the expansion of demand in emerging countries. On the other hand, customers’ need for logistics reforms is becoming sophisticated and diverse due to progress in optimizing production and rationalizing production and sales in response to changes in products and markets. Under these circumstance, by pursuing “the best form of logistics” for each customer and providing it to more customers, we aim to grow further globally.
We will also contribute to the revenue of other businesses by strengthening sales activities outside the Group.

4．Basic Policy for Accounting Policy Selection
Considering the comparability of consolidated financial statements between periods and companies, for the time being, the Company and the Group intends to prepare consolidated financial statements based on Japanese generally accepted accounting principles.
With regard to the application of IFRS, our policy is to take appropriate actions considering domestic and foreign trends while improving the system environment.

5. Consolidated Financial Statements and Significant Notes Thereto
(1) Consolidated balance sheet
		(Millions of yen)
	As of March 31, 2018	As of March 31, 2019
Assets
Current assets
Cash and deposits	121,554	122,079
Trade notes and accounts receivable	160,107	156,875
Merchandise and finished goods	59,693	58,314
Work in process	11,496	10,574
Raw material and supplies	24,936	26,946
Others	22,955	28,434
Allowance for doubtful accounts	(436)	(320)
Total current assets	400,307	402,905
Non-current assets
Property, plant and equipment
Buildings and structures	134,447	146,174
Accumulated depreciation and impairment loss	(95,739)	(96,552)
Buildings and structures, net	38,708	49,621
Machinery, equipment and vehicles	232,870	248,709
Accumulated depreciation and impairment loss	(163,616)	(177,574)
Machinery, equipment and vehicles, net	69,254	71,134
Tools, furniture and fixtures and molds	136,845	140,058
Accumulated depreciation and impairment loss	(116,956)	(118,017)
Tools, furniture and fixtures and molds, net	19,888	22,040
Land	30,574	30,899
Construction in progress	27,465	13,949
Total property, plant and equipment, net	185,891	187,646
Intangible assets, net	18,572	23,248
Investments and other assets
Investment securities	25,261	27,220
Deferred tax assets	17,469	16,600
Retirement benefit assets	46	61
Others	25,048	18,877
Allowance for doubtful accounts	(2,722)	(842)
Total investments and other assets	65,103	61,917
Total non-current assets	269,567	272,811
Total assets	669,874	675,717

		(Millions of yen)
	As of March 31, 2018	As of March 31, 2019
Liabilities
Current liabilities
Trade notes and accounts payable	73,764	69,596
Short-term borrowings	36,810	38,245
Accrued expenses	18,151	17,863
Accrued income taxes	7,602	4,689
Provision for bonuses	11,991	10,574
Provision for directors’ bonuses	259	125
Provision for product warranties	6,960	8,791
Other provisions	253	370
Others	41,867	37,773
Total current liabilities	197,660	188,029
Non-current liabilities
Long-term borrowings	33,610	70,570
Deferred tax liabilities	2,646	1,038
Defined benefit liabilities	14,262	14,739
Provision for directors’ retirement benefits	223	206
Provision for environmental measures	590	590
Others	5,008	5,181
Total non-current liabilities	56,341	92,326
Total liabilities	254,001	280,356
Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus	56,065	126,561
Retained earnings	213,790	227,078
Treasury stock	(3,497)	(18,283)
Total shareholders’ equity	305,088	374,086
Accumulated other comprehensive income
Unrealized gains on securities	4,734	3,194
Deferred gains (losses) on hedges	(0)	12
Revaluation reserve for land	(505)	(496)
Foreign currency translation adjustments	(5,339)	(7,628)
Remeasurements of defined benefit plans	(2,800)	(3,822)
Total accumulated other comprehensive loss	(3,912)	(8,740)
Subscription rights to shares	333	361
Non-controlling interests	114,362	29,652
Total net assets	415,872	395,360
Total liabilities and net assets	669,874	675,717

 (2) Consolidated statement of income and comprehensive income
		(Millions of yen)
	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019
Net sales	858,317	851,332
Cost of sales	669,721	689,337
Gross profit	188,596	161,995
Selling, general and administrative expenses	116,688	112,353
Operating income	71,907	49,641
Non-operating income
Interest income	560	705
Dividend income	426	481
Gain on settlement of molds	347	－
Subsidy income	309	471
Miscellaneous income	853	1,060
Total non-operating income	2,497	2,718
Non-operating expenses
Interest expense	768	1,297
Foreign exchange losses	3,064	2,082
Share of loss of entities accounted for using equity method	25	1,584
Commission fee	2,354	2,586
Miscellaneous expenses	1,474	1,202
Total non-operating expense	7,687	8,754
Ordinary income	66,717	43,605
Extraordinary income
Gain on sale of non-current assets	366	544
Gain on sale of investment securities	－	554
Others	245	94
Total extraordinary income	612	1,193
Extraordinary loss
Loss on disposal of non-current assets	880	595
Impairment loss	275	1,839
Business structure improvement expenses	39	860
Others	911	314
Total extraordinary loss	2,107	3,609
Income before income taxes	65,222	41,189
Current income taxes	13,350	10,890
Deferred income taxes	(3,059)	1,124
Total income taxes	10,291	12,014
Net income	54,931	29,174
Net income attributable to:
Owners of parent	47,390	22,114
Non-controlling interests	7,541	7,059
Other comprehensive income (loss)
Unrealized gains (losses) on securities	1,176	(2,689)
Deferred gains (losses) on hedges	(1)	1
Foreign currency translation adjustments	4,010	(3,162)
Remeasurements of defined benefit plans	2,696	(628)
Share of other comprehensive loss of investments accounted for using the equity method	(36)	(1,230)
Total other comprehensive income (loss)	7,845	(7,708)
Comprehensive income	62,776	21,465
Comprehensive income attributable to:
Owners of parent	52,971	18,123
Non-controlling interests	9,805	3,341

(3) Consolidated statement of changes in net assets
For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)
				(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the year	38,730	56,071	172,677	(3,493)	263,985
Changes during the year
Dividends			(6,268)		(6,268)
Net income attributable to owners of parent			47,390		47,390
Purchase of treasury stock				(3)	(3)
Disposal of treasury stock					－
Reversal of revaluation reserve for land			(8)		(8)
Share exchange					－
Change in shares of parent arising from transactions with non-controlling shareholders		(5)			(5)
Changes in items other than shareholders' equity, net
Total changes during the year	－	(5)	41,112	(3)	41,103
Balance at the end of the year	38,730	56,065	213,790	(3,497)	305,088

	Accumulated other comprehensive income						Subscription rights to shares	Non-controlling interests	Total net assets
	Unrealized gains on securities	Deferred losses on hedges	Revaluation reserve for land	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income (loss)
Balance at the beginning of the year	4,479	(0)	(506)	(8,481)	(4,976)	(9,483)	248	106,365	361,114
Changes during the year
Dividends									(6,268)
Net income attributable to owners of parent									47,390
Purchase of treasury stock									(3)
Disposal of treasury stock									－
Reversal of revaluation reserve for land									(8)
Share exchange									－
Change in shares of parent arising from transactions with non-controlling shareholders									(5)
Changes in items other than shareholders' equity, net	255	(0)	0	3,141	2,176	5,571	85	7,997	13,654
Total changes during the year	255	(0)	0	3,141	2,176	5,571	85	7,997	54,757
Balance at the end of the year	4,734	(0)	(505)	(5,339)	(2,800)	(3,912)	333	114,362	415,872

For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
				(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the year	38,730	56,065	213,790	(3,497)	305,088
Changes during the year
Dividends			(8,815)		(8,815)
Net income attributable to owners of parent			22,114		22,114
Purchase of treasury stock				(17,704)	(17,704)
Disposal of treasury stock		17		33	51
Reversal of revaluation reserve for land			(11)		(11)
Share exchange		70,515		2,884	73,400
Change in shares of parent arising from transactions with non-controlling shareholders		(36)			(36)
Changes in items other than shareholders' equity, net
Total changes during the year	－	70,496	13,288	(14,786)	68,997
Balance at the end of the year	38,730	126,561	227,078	(18,283)	374,086

	Accumulated other comprehensive income						Subscription rights to shares	Non- controlling interests	Total net assets
	Unrealized gains (losses) on securities	Deferred gains (losses) on hedges	Revaluation reserve for land	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive loss
Balance at the beginning of the year	4,734	(0)	(505)	(5,339)	(2,800)	(3,912)	333	114,362	415,872
Changes during the year
Dividends									(8,815)
Net income attributable to owners of parent									22,114
Purchase of treasury stock									(17,704)
Disposal of treasury stock									51
Reversal of revaluation reserve for land									(11)
Share exchange									73,400
Change in shares of parent arising from transactions with non-controlling shareholders									(36)
Changes in items other than shareholders' equity, net	(1,540)	13	9	(2,289)	(1,021)	(4,828)	28	(84,709)	(89,509)
Total changes during the year	(1,540)	13	9	(2,289)	(1,021)	(4,828)	28	(84,709)	(20,511)
Balance at the end of the year	3,194	12	(496)	(7,628)	(3,822)	(8,740)	361	29,652	395,360

(4) Consolidated statement of cash flows
		(Millions of yen)
	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019
Cash flows from operating activities
Income before income taxes	65,222	41,189
Depreciation and amortization	36,004	44,188
Impairment loss	275	1,839
Decrease in allowance for doubtful accounts	(82)	(1,985)
Increase (decrease) in provision for bonuses	1,481	(1,386)
Increase in provision for product warranties	822	1,901
Decrease in liability for defined benefit liabilities	(1,467)	(879)
Interest and dividend income	(986)	(1,186)
Interest expense	768	1,297
Share of loss of entities accounted for using equity method	25	1,584
(Increase) decrease in trade and other receivables	(9,229)	1,457
Increase in inventories	(4,700)	(912)
Increase (decrease) in trade and other payables	(4,283)	4,739
Others	(474)	(3,513)
Subtotal	83,375	88,332
Interest and dividend received	1,139	1,386
Interest paid	(771)	(1,237)
Income taxes paid	(13,356)	(15,810)
Net cash provided by operating activities	70,387	72,671
Cash flows from investing activities
Increase in time deposits	(1,047)	(4,700)
Proceeds from withdrawal of time deposits	1,262	1,690
Acquisition of property, plant and equipment	(61,075)	(52,348)
Proceeds from sales of property, plant and equipment	769	1,153
Acquisition of intangible assets	(6,233)	(8,546)
Proceeds from sales of investment securities	1	1,283
Purchase of shares of affiliated companies	(127)	(1,296)
Payments for investments in capital	0	(3,303)
Others	(272)	(1,335)
Net cash used in investing activities	(66,722)	(67,405)
Cash flows from financing activities
Net decrease in short-term loans payable	(2,703)	(4,200)
Proceeds from long-term loans payable	10,697	46,052
Repayment of long-term loans payable	(1,874)	(3,155)
Purchase of treasury stock	(3)	(17,521)
Contribution to money held in trust for purchase of treasury stock	－	(1,989)
Purchase of treasury stock of subsidiaries	(0)	(11,570)
Cash dividends paid	(6,268)	(8,815)
Cash dividends paid to non-controlling interests	(2,048)	(6,035)
Others	(754)	325
Net cash used in financing activities	(2,957)	(6,910)
Effect of exchange rate changes on cash and cash equivalents	2,079	(815)
Net increase (decrease) in cash and cash equivalents	2,786	(2,460)
Cash and cash equivalents at the beginning of the year	117,991	120,778
Cash and cash equivalents at the end of the year	120,778	118,318

(5) Notes to consolidated financial statements
(Notes on going concern assumptions)
No items to report.

(Important matters underlying the preparation of consolidated financial statements)
1.	Matters concerning scope of consolidation
The Company has 84 consolidated subsidiaries.
Two companies, TEDA ALPS LOGISTICS SHANGHAI CO., LTD., which was newly established, and Greina Technologies, Inc., whose shares were acquired by the Company, have been included in the scope of consolidation from the fiscal year ended March 31, 2019.
ALPINE ELECTRONICS R&D EUROPE GmbH and ALPINE ELECTRONICS DE ESPANA, S.A. were excluded from the scope of consolidation because they were extinguished as a result of the absorption-type merger with consolidated subsidiary ALPINE ELECTRONICS GmbH as the surviving company, and ALPINE ELECTRONICS RESEARCH OF AMERICA, INC. was excluded from the scope of consolidation because it was extinguished as a result of the absorption-type merger with consolidated subsidiary ALPINE ELECTRONICS OF AMERICA, INC. as the surviving company. ALPINE ELECTRONICS FRANCE S.A.R.L. was excluded from the scope of consolidation because it was liquidated.
The Company has four non-consolidated subsidiaries, including ALPINE DO BRASIL LTDA. All of those non-consolidated companies are small in terms of total assets, net sales, net income (equity equivalent) and retained earnings (equity equivalent) and have not had a significant impact on the consolidated financial statements as a whole and therefore, they were excluded from the scope of consolidation.

2.	Matters concerning the application of the equity method
Investments in the following five affiliates are accounted for by the equity method:
NEUSOFT XIKANG ALPS (SHENYANG) TECHNOLOGY CO., LTD., Device & System Platform Development Center Co., Ltd., NEUSOFT CORPORATION, NEUSOFT REACH AUTOMOTIVE TECHNOLOGY (SHANGHAI) CO., LTD., and DALIAN NEUSOFT HOLDINGS CO., LTD.
The Company has four non-consolidated subsidiaries including ALPINE DO BRASIL LTDA. and seven affiliates not accounted for by the equity method. All of those companies are small in terms of net income (equity equivalent) and retained earnings (equity equivalent) and have not had a significant impact on the consolidated financial statements as a whole. As such, the equity method has not been applied to those companies.
If the closing date of a company accounted for by the equity method is different from the consolidated closing date, the financial statements for each affiliate’s fiscal year are used for consolidation, but the consolidated financial statements are adjusted to include significant transactions that occurred during the period between each affiliate’s closing date and the consolidated closing date.

(Additional information)
(Adoption of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)
“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the fiscal year ended March 31, 2019. Deferred tax assets are presented as part of investments and other assets, and deferred tax liabilities are presented as part of non-current liabilities.

(Omission of disclosures)
Disclosures of notes regarding changes in presentation, consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of changes in net assets, consolidated statement of cash flows, lease transactions, financial instruments, securities, derivative transactions, retirement benefits, stock options, tax effect accounting, asset retirement obligations, real estate for lease, and related party information are omitted because we believe those information is not significant enough to be disclosed in this report.

(Segment information)
a.	Segment information
1.	Overview of reportable segment
The Company's operating segments are components of its business for which separate financial information is available and which are subject to periodic review by the Board of Directors in order to decide how resources should be allocated and to evaluate financial results.
The Company has group companies for each product and service, and the Company and each group company formulate comprehensive strategies for the products and services we deliver and conduct our business activities.
The Company consists of segments which are classified based on types of products and services and similarities of sales market and it has three reportable segments: Electronic Components Segment, Automotive Infotainment Segment and Logistics Segment.
The Electronic Components Segment develops, manufactures and sells various electronic components. The Automotive Infotainment Segment develops, manufactures and sells in-car audio equipment and information and communication equipment. The Logistics Segment provides transportation, storage, forwarding and other services.

2.	Calculation method for net sales, profit/loss, assets, liabilities and other items by reportable segment
Income of reportable segments is based on operating income. Intersegment sales and transfers are based on actual transactions.

3.	Information concerning net sales, profit/loss, assets, liabilities and other items by reportable segment
For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)
							(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	514,031	267,638	64,666	846,336	11,981	858,317	－	858,317
Inter-segment sales and transfers	13,860	7,643	40,306	61,810	14,174	75,985	(75,985)	－
Total	527,892	275,281	104,972	908,146	26,155	934,302	(75,985)	858,317
Segment profit	52,929	13,735	4,932	71,597	1,701	73,299	(1,391)	71,907
Segment assets (Note 4)	413,678	217,405	76,137	707,221	38,688	745,910	(76,035)	669,874
Segment liabilities (Note 4)	180,039	61,720	26,807	268,567	32,024	300,592	(46,590)	254,001
Other items
Depreciation and amortization	26,307	7,034	2,183	35,526	453	35,979	25	36,004
Increase in property, plant and equipment and intangible assets	61,235	8,611	5,584	75,431	662	76,093	60	76,154
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustments are as follows:
(1)	The adjustment of ¥(1,391) million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
(2)	The adjustment of ¥(76,035) million to segment assets represents eliminations of inter-segment transactions.
(3)	The adjustment of ¥(46,590) million to segment liabilities represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the consolidated financial statements.
4.
“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the fiscal year ended March 31, 2019. Financial position figures are those after applicable retrospective adjustments.

For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	468,605	303,593	66,888	839,087	12,244	851,332	－	851,332
Inter-segment sales and transfers	15,663	7,576	38,031	61,271	14,993	76,265	(76,265)	－
Total	484,269	311,170	104,919	900,359	27,238	927,597	(76,265)	851,332
Segment profit	29,607	13,921	4,722	48,250	1,430	49,681	(39)	49,641
Segment assets	473,866	218,143	75,603	767,614	44,057	811,672	(135,955)	675,717
Segment liabilities	198,580	79,632	25,082	303,295	37,818	341,114	(60,758)	280,356
Other items
Depreciation and amortization	33,995	7,412	2,287	43,695	455	44,150	37	44,188
Increase in property, plant and equipment and intangible assets	33,210	13,597	5,533	52,341	562	52,903	24	52,928
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustments are as follows:
(1)	The adjustment of ¥(39) million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
(2)	The adjustment of ¥(135,955) million to segment assets represents eliminations of inter-segment transactions.
(3)	The adjustment of ¥(60,758) million to segment liabilities represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the consolidated financial statements.

b.	Relevant information
For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)
1.	Information by product and service
This information is omitted because such information is disclosed in “Segment information”.

2.	Geographic information
(1)	Net sales
				(Millions of yen)
Japan	China	United States	Germany	Others	Total
156,461	155,371	135,482	83,732	327,269	858,317
(Note) Net sales are attributed by country or region based on the customers’ locations.

(2)	Property, plant and equipment
(Millions of yen)
Japan	China	Others	Total
109,142	44,046	32,702	185,891

3.	Information on major customers
This information is omitted because there are no customers that account for 10% or more of net sales in the consolidated statements of income and comprehensive income.

For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
1.	Information by product and service
This information is omitted because such information is disclosed in “Segment information”.

2.	Geographic information
(1)	Net sales
				(Millions of yen)
China	Japan	United States	Germany	Others	Total
167,809	158,237	136,435	80,659	308,190	851,332
(Note) Net sales are attributed by country or region based on the customers’ locations.

(2)	Property, plant and equipment
(Millions of yen)
Japan	China	Others	Total
112,858	38,404	36,382	187,646

3.	Information on major customers
This information is omitted because there are no customers that account for 10% or more of net sales in the consolidated statements of income and comprehensive income.

c.	Information concerning impairment loss on non-current assets by reportable segment
For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)
					(Millions of yen)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Other	All/Elimination	Total
Impairment loss	0	275	－	－	－	275

For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
					(Millions of yen)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Other	All/Elimination	Total
Impairment loss	1,583	－	255	－	－	1,839

d.	Information concerning amortization of goodwill unamortized balance by reportable segment
This information is omitted because the amount is insignificant.

e.	Information concerning gain on negative goodwill by reportable segment
No items to report.

(Per share information)
	For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)	For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
Net assets per share	1,537.37 yen	1,731.36 yen
Earnings per share	241.91 yen	110.19 yen
Diluted earnings per share	241.82 yen	110.14 yen

(Note 1) The basis for calculating book-value per share is as follows:
	As of March 31, 2018	As of March 31, 2019
Total net assets (millions of yen)	415,872	395,360
Amount deducted from total net assets (millions of yen)	114,695	30,014
(Subscription rights to shares (millions of yen))	(333)	(361)
(Non-controlling interests (millions of yen))	(114,362)	(29,652)
Total net assets related to common stock at the end of the year (millions of yen)	301,176	365,346
Number of common stock used in calculating net assets per share at the end of the year (thousand)	195,904	211,016

(Note 2) The basis for calculating earnings per share and diluted earnings per share is as follows:
	For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)	For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
Earnings per share
Net income attributable to owners of parent (millions of yen)	47,390	22,114
Amount not attributable to common shareholders (millions of yen)	－	－
Net income attributable to owners of parent related to common stock (millions of yen)	47,390	22,114
Average number of shares during the year (thousand)	195,904	200,694

Diluted earnings per share
Adjustment to net income attributable to owners of parent (millions of yen)	－	－
Increase in number of common stock (thousand)	73	94
(Subscription rights to shares)	(73)	(94)
Summary of dilutive shares that were not included in the calculation of diluted earnings per share because they have no dilutive effect	－	－

(Subsequent events)
No items to report.

6. Non-consolidated Financial Statements
(1) Balance sheet
		(Millions of yen)
	As of March 31, 2018	As of March 31, 2019
Assets
Current assets
Cash and deposits	25,550	29,264
Notes receivable	897	791
Accounts receivable - trade	88,751	78,262
Merchandise and finished goods	15,543	13,829
Work in process	5,371	4,495
Raw material and supplies	5,333	5,472
Advance payments	31	183
Prepaid expenses	1,505	1,414
Accounts receivable - other	9,616	11,392
Income taxes receivable	－	1,458
Short-term loans receivable from subsidiaries and affiliated companies	15,095	22,442
Others	1,070	2,047
Allowance for doubtful accounts	(73)	(62)
Total current assets	168,693	170,993
Non-current assets
Property, plant and equipment
Buildings	10,197	19,273
Structures	785	1,159
Machinery and equipment	27,344	29,118
Vehicles	67	77
Tools, furniture and fixtures	2,656	3,313
Molds	2,911	3,143
Land	17,255	17,252
Construction in progress	15,852	5,672
Total property, plant and equipment, net	77,070	79,009
Intangible assets
Patent right	92	77
Leasehold right	236	236
Trademark right	－	26
Software	10,483	10,972
Telephone subscription right	42	42
Right of using facilities	0	1
Total intangible assets, net	10,855	11,355
Investments and other assets
Investment securities	2,627	1,377
Shares of subsidiaries and affiliated companies	39,854	89,725
Investments in capital	12	11
Investments in capital of subsidiaries and affiliated companies	11,187	11,154
Long-term loans receivable from employees	99	93
Claims provable in rehabilitation	2,606	803
Long-term prepaid expenses	484	419
Prepaid pension cost	151	115
Guarantee deposits	67	66
Deferred tax assets	9,225	9,281
Others	60	57
Allowance for doubtful accounts	(2,634)	(831)
Total investments and other assets	63,743	112,274
Total non-current assets	151,669	202,639
Total assets	320,362	373,633

		(Millions of yen)
	As of March 31, 2018	As of March 31, 2019
Liabilities
Current liabilities
Accounts payable - trade	48,820	44,569
Short-term borrowings	24,848	21,594
Current portion of long-term borrowings	－	1,000
Lease obligations	119	39
Accounts payable - other	26,932	15,126
Accrued expenses	4,556	3,241
Accrued income taxes	2,284	177
Advance received	312	247
Deposits received	212	217
Provision for bonuses	5,859	4,742
Provision for directors’ bonuses	156	31
Provision for product warranties	1,469	1,954
Provision for loss on inventory	296	429
Others	139	159
Total current liabilities	116,009	93,531
Non-current liabilities
Long-term borrowings	25,000	64,000
Lease obligations	77	38
Long-term accounts payable - other	627	133
Provision for retirement benefits	4,345	3,398
Provision for environmental measures	590	590
Asset retirement obligations	308	414
Others	89	88
Total non-current liabilities	31,038	68,663
Total liabilities	147,047	162,194
Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus
Legal capital surplus	53,830	99,993
Other capital surplus	3,514	3,532
Total capital surplus	57,344	103,525
Retained earnings
Other retained earnings
Retained earnings brought forward	79,737	86,896
Total retained earnings	79,737	86,896
Treasury stock	(3,497)	(18,341)
Total shareholders’ equity	172,314	210,811
Valuation and translation adjustments
Unrealized gains on securities	819	331
Total valuation and translation adjustments	819	331
Subscription rights to shares	180	295
Total net assets	173,315	211,438
Total liabilities and net assets	320,362	373,633

(2) Statement of income
		(Millions of yen)
	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019
Net sales	462,158	394,661
Cost of sales	377,510	336,666
Gross profit	84,648	57,995
Selling, general and administrative expenses	54,967	51,393
Operating income	29,680	6,602
Non-operating income
Dividend income	6,331	12,632
Miscellaneous income	910	898
Total non-operating income	7,242	13,531
Non-operating expenses
Interest expense	364	507
Foreign exchange losses	1,880	－
Commission fee	1,177	1,398
Miscellaneous expenses	486	500
Total non-operating expense	3,909	2,406
Ordinary income	33,013	17,726
Extraordinary income
Gain on sale of non-current assets	260	387
Gain on sales of investment securities	0	540
Others	0	－
Total extraordinary income	261	927
Extraordinary loss
Impairment loss	0	1,583
Loss on valuation of investment securities	627	359
Others	850	185
Total extraordinary loss	1,477	2,128
Income before income taxes	31,797	16,525
Current income taxes	1,703	393
Deferred income taxes	(2,990)	157
Total income taxes	(1,287)	551
Net income	33,084	15,974

(3) Statement of changes in net assets
For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)
							(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Total capital surplus	Other retained earnings	Total retained earnings
					Retained earnings brought forward
Balance at the beginning of the year	38,730	53,830	3,514	57,344	52,921	52,921	(3,493)	145,502
Changes during the year
Dividends					(6,268)	(6,268)		(6,268)
Net income					33,084	33,084		33,084
Purchase of treasury stock							(3)	(3)
Disposal of treasury stock								－
Share exchange								－
Changes in items other than shareholders' equity, net
Total changes during the year	－	－	－	－	26,815	26,815	(3)	26,812
Balance at the end of the year	38,730	53,830	3,514	57,344	79,737	79,737	(3,497)	172,314

	Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Unrealized gains on securities	Total valuation and translation adjustments
Balance at the beginning of the year	544	544	128	146,175
Changes during the year
Dividends				(6,268)
Net income				33,084
Purchase of treasury stock				(3)
Disposal of treasury stock				－
Share exchange				－
Changes in items other than shareholders' equity, net	275	275	51	327
Total changes during the year	275	275	51	27,139
Balance at the end of the year	819	819	180	173,315

For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)
							(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings		Treasury stock	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Total capital surplus	Other retained earnings	Total retained earnings
					Retained earnings brought forward
Balance at the beginning of the year	38,730	53,830	3,514	57,344	79,737	79,737	(3,497)	172,314
Changes during the year
Dividends					(8,815)	(8,815)		(8,815)
Net income					15,974	15,974		15,974
Purchase of treasury stock							(17,762)	(17,762)
Disposal of treasury stock			17	17			33	51
Share exchange		46,163		46,163			2,884	49,048
Changes in items other than shareholders' equity, net
Total changes during the year	－	46,163	17	46,181	7,158	7,158	(14,843)	38,496
Balance at the end of the year	38,730	99,993	3,532	103,525	86,896	86,896	(18,341)	210,811

	Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Unrealized gains (losses) on securities	Total valuation and translation adjustments
Balance at the beginning of the year	819	819	180	173,315
Changes during the year
Dividends				(8,815)
Net income				15,974
Purchase of treasury stock				(17,762)
Disposal of treasury stock				51
Share exchange				49,048
Changes in items other than shareholders' equity, net	(487)	(487)	115	(372)
Total changes during the year	(487)	(487)	115	38,123
Balance at the end of the year	331	331	295	211,438

7. Other
(1) Sales results of the Electronic Components Segment
Sales results of Electronic Components Segment for the fiscal year ended March 31, 2019 are as follows:
	For the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018)		For the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019)		Changes in net sales
	Net sales (Millions of yen)	Percentage (%)	Net sales (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Electronic Components Segment	514,031	59.9	468,605	55.0	(45,426)	(8.8)
Automotive market	283,231	33.0	277,883	32.6	(5,348)	(1.9)
Consumer market	230,800	26.9	190,722	22.4	(40,077)	(17.4)
(Note) Percentage represents ratio to the consolidated net sales.

(2) Change of Directors and Officers (expected effective date is June 21, 2019)

(i) Candidate for Director to be newly appointed who is not a Member of the Audit and Supervisory Committee
Director	Yasuo Sasao	Senior Vice President, CTO, ALPS-New Components and ALPS-Engineering
(ii) Candidate for Director to be newly appointed who is a Member of the Audit and Supervisory Committee
	Yuko Gomi	Lawyer (T. Kunihiro & Co. Attorneys-at-Law, Partner)
*Yuko Gomi is a candidate for outside director.
(iii) Retiring Directors
	Yoichiro Kega	Director Vice President, HR & General Affairs, Legal & Intellectual Property, Export & Import Administration
	Satoko Hasegawa	Director (Outside), Audit and Supervisory Committee Member
* Mr. Kega will continue his current responsibilities as a vice president.
(iv) Officer to be promoted
Managing Director	Tetsuhiro Saeki	Vice President, Information Systems, ALPS-Electronic Components Sales & Marketing
(v) Officers to be appointed
Officer	Satoshi Kodaira	General Manager, ALPS-Quality 1
Officer	Kazutoshi Ogamoto	General Manager, ALPS-Production Manufacturing Operations 2
Officer	Hiroshi Yamagami	General Manager, ALPS-Production Manufacturing Operations 1
Officer	Yoshikatsu Watanabe	General Manager, ALPINE-Product Design
(vi) Retiring Officers
	Yoshitada Amagishi	Senior Vice President, CMO, ALPS-Production
	Hitoshi Edagawa	Vice President, ALPS-Production Engineering
	Takeshi Daiomaru	Vice President, ALPS-New Business, Consumer Modules, Components and ALPS-Engineering
	Akihiko Okayasu	Vice President, ALPS-Material Control 1
	Shuji Taguchi	Vice President, CQO, ALPINE-Quality 2
	Yasuhiro Ikeuchi	Vice President, ALPINE-European Operations

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.